Exhibit C

STELIOS AND POLYS HAJI-IOANNOU COMMITTED TO MAXIMIZING

SHAREHOLDER VALUE FOR STELMAR

New York, November 12, 2004 – Stelios Haji-Ioannou, founder of Stelmar Shipping Ltd (NYSE:SJH), and Chairman of EasyGroup (which includes EasyJet, Plc) (LSE: EZJ), and Polys Haji-Ioannou issued the following comments:

We have said from the very beginning that the Fortress offer fails to recognize the value of Stelmar, particularly given the company’s position in this booming industry.

We welcome yesterday’s disclosure by the Board that only approximately 50 percent of the company’s capacity is under time charter commitment for 2005. Most shareholders have been assuming a much higher percentage given how coy management has been recently about this issue. We are sure this little detail did not go unnoticed in the Fortress camp when they were putting their bid together.

Secondly, given the significant appreciation in the stock prices of the peer group,1 we believe it is incumbent upon Stelmar’s Board of Directors to have Morgan Stanley issue a fairness opinion dated on Monday, November 15 and disclose if it has been recently approached by any new potential bidders. Shareholders are entitled to timely, transparent information when deciding the future of their investment in Stelmar.

Finally, it is not surprising that in a desperate attempt to salvage a transaction that the market seems to have lost faith in (Stelmar stock closed $1.44 above the deal price yesterday) Stelmar’s Board and management are trying to shift attention to the irrelevant. The Board wants shareholders to believe that we oppose the Fortress transaction because its approval will result in a $4.6 million repayment to OMI from our holding companies. They are again attempting to mislead you by saying that if the Fortress transaction were voted down the liability would not exist. The factors relevant to determining if the contingent liability is due – which are publicly disclosed in our agreement with OMI – are much broader and complex than the outcome of the shareholder vote on Tuesday. The Board’s attempt to reduce this to a single issue is designed to distract shareholders.

In any event, this liability might be payable even if the company is sold to a bidder other than Fortress. We want Stelmar sold – in a new, transparent auction – to the highest bidder. It should be clear even to the Stelmar Board that the upside from our $140 million stake in Stelmar is worth much more than a potential contingent liability of about 3 percent of that amount. We will not be penny-wise and pound-foolish.

1 Stelmar’s peer group is TK, OMM, OSG, TNP, GMR, TOPT, FRO.

Stelios and Polys Haji-Ioannou noted that they intend to vote AGAINST the Fortress transaction and urge their fellow shareholders to do the same. For information about how to vote the GREEN proxy card, Stelmar shareholders can contact Stelios and Polys Haji-Ioannou’s proxy solicitor, MacKenzie Partners, Inc., by calling (212) 929-5500 or toll free at (800) 322-2885. Stelmar shareholders are reminded that if they do not receive a proxy statement and GREEN proxy card from Stelios and Polys Haji-Ioannou, they may contact MacKenzie Partners to request these materials or they may vote AGAINST proposal 1 – the Fortress transaction – on the proxy card provided by Stelmar in its proxy solicitation materials that were sent to shareholders in October, which will have the same effect.

IMPORTANT INFORMATION

Stelshi Holding Ltd. and Stelphi Holding Ltd. have filed a proxy statement as exhibits to their Schedules 13D, as amended, with the Securities and Exchange Commission urging other shareholders of Stelmar Shipping Ltd. to vote against the proposed merger between Stelmar and affiliates of Fortress Investment Group LLC, which has been endorsed by Stelmar’s management in their proxy solicitation distributed to shareholders of Stelmar on Stelmar’s Form 6-K filed on October 15, 2004, in connection with a special meeting of shareholders of Stelmar in relation to the proposed Fortress transaction and other matters that may arise, to be held on November 16, 2004. The proxy statement can be found as Exhibit A to Stelshi’s Schedule 13D/A filed on November 10, 2004 and Stelphi’s Schedule 13D/A to be filed on November 12, 2004. Stelshi and Stelphi have also sent a letter to shareholders urging them to vote AGAINST the merger, which contains many of the key points described in greater detail in the proxy statement, and such letter can be found as Exhibit A to their Schedules 13D/A filed with the SEC on November 3, 2004.

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

THE PROXY STATEMENT AND THE AFOREMENTIONED LETTER ARE AVAILABLE FOR FREE AT WWW.SEC.GOV, ALONG WITH ANY OTHER RELEVANT DOCUMENTS. YOU MAY ALSO OBTAIN A FREE COPY OF THE PROXY STATEMENT OR THE LETTER BY CONTACTING MACKENZIE PARTNERS AT (212) 929-5500, OR TOLL-FREE AT (800) 322-2885, OR BY SENDING AN EMAIL TO proxy@mackenziepartners.com.

INFORMATION REGARDING THE NAMES OF PERSONS WHO MAY BE DEEMED TO BE PARTICIPANTS IN THIS SOLICITATION OF STELMAR’S SHAREHOLDERS, AND THEIR DIRECT AND INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, IS AVAILABLE IN THE PARTICIPANTS’ SCHEDULES 13D FILED WITH THE SEC, AS AMENDED FROM TIME TO TIME.

Stelshi and Stelphi have retained MacKenzie Partners, Inc., a proxy solicitation firm, in order to assist it in communicating with Stelmar shareholders in connection with Stelmar’s November 16, 2004 special meeting of shareholders to vote on the proposed merger with Fortress. Stelshi and Stelphi urge all Stelmar shareholders to protect the value of their investment by voting against Fortress’ efforts to buy Stelmar at a discounted price.

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Analysts and Institutions Contacts:

Charlie Koons/Mark Harnett

MacKenzie Partners

212-929-5500

Media Contacts:

Joele Frank/Sharon Goldstein

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449

jf@joelefrank.com/srg@joelefrank.com